Rockwell provides production update for first quarter of fiscal 2012 ending May 31, 2012
_____________________________________________________________________________

June 25, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that volumes of gravel processed in the first quarter increased 56% year on year, with a 74% improvement in carat production from the three operational mines over the same period to 6,116 carats. Overall volumes processed continued to track closer to the Company’s internal targets while budgeted carat recoveries were exceeded as the bulk x-ray proof of concept plant introduced earlier in the year contributed 1,118 carats in the last six weeks of the quarter.

First quarter operational update:

The volume and carat production for the Company’s operational mines for the quarter ended May 31, 2012:

	Volumes of gravel processed (m3 )			Carats Produced
	Q1 2012	Q1 2013	% change	Q1 2012	Q1 2013	% change
Saxendrift	325,076	453,204	39%	1693	2,126	26%
Saxendrift Bulk X-ray	-	-	-	-	1,118	100%
Tirisano	-	123,048	100%	-	1,222	100%
Klipdam	194,192	232,216	20%	1,832	2,768	51%
Total	519,268	808,468	56%	3,525	6,116	105%

Saxendrift Complex:

  Saxendrift achieved a 39% year-on-year increase in volumes processed to 453,204 m3 for the first quarter, in line with its targets, while carats produced increased 26% to 2,126 carats.
  The bulk x-ray plant was commissioned in April 2012 below budget and on schedule. A total of 1,118 carats were extracted from recovery tailings during the first six weeks of operation of this proof of concept project with the largest stone recovered weighing 74 carats. The next phase of testing is progressing with the processing of additional recovery tailings.
  The in field screen, commissioned in November 2011, increased plant throughput during the first quarter. In addition, it went some way to mitigate the impact of increased sand content of the ore bodies being mined.
  Improving production from Rockwell’s properties that are located adjacent to the Saxendrift Mine is now the Company’s focus. This includes the additional resources acquired as part of the Jasper Project purchase, which became unconditional at the end of May 2012. Plans are also in progress to evaluate the potential of extending mining operations to other parts of the Saxendrift Mine property with the objective of extending the life of this operational footprint.
  The pre feasibility study for Wouterspan, scheduled for completion by the end of 2012 has commenced and is scheduled for completion by year end.
Company Registration No.: 2007/031582/10	www.rockwelldiamonds.com
15th Floor – 1040 West Georgia Street, Vancouver, BC Canada V6E 4H1 Tel: +604 684 6365 Fax: +604 684 8092
Level 0, Wilds view, Isle of Houghton. Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg, 2198
PO Box 3011 Houghton, South Africa, 2041 Tel: +27 (0)11 4840 830 Fax: +27 (0)11 481 7247	TSX: RDI OTCBB: RDIAF JSE: RDI

Tirisano:

  Ramp up in production continues, with plant throughput volumes increasing by 30% to 123,048 m3 in the first quarter, from 94,643 m3 in the fourth quarter of fiscal 2012.
  Carat production more than doubled in the three months to May 31, 2012, yielding 1,222 carats compared to 557 carats in the previous three-month period. This was as a result of grade increases to 0.99 carats/100 m3 , from 0.59 carats/100 m3 in the quarter ended February 29, 2012.
  Construction of the wet front end facility which has the capability to process gravels with high clay content was completed on schedule at the end of May 2012 and is expected to provide additional flexibility in the mine plan that was previously lacking.
  Maintenance and rationalization of the earthmoving fleet has been a key focus this past quarter.

Klipdam:

  A year on year increase of 20% in plant throughput to 232,216 m3 was due to the conversion to continuous operations, installing a new barrel screen and the removal of five conveyor belts in the front end of the production plant.
  Carat production increased 51% with improved grades as a result of the focus on processing the Rooikoppie gravels. The value per carat was in line with the previous quarter due to current world markets.
  The appointment of a Mine Manager and Mining Manager has significantly improved the overall operation of the mine.

Commenting on Rockwell’s progress in relation to its focus on Diamond Value Management, James Campbell, CEO stated that: “In 2011, our executive management and board put in place two simultaneous strategies for enhancing shareholder value, namely to execute on our plans to optimize production at each of our operational mines and to rebuild the mine life profile of the Company’s assets. The results to date are showing the first positive impacts of these strategies.”

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

Company Registration No.: 2007/031582/10	www.rockwelldiamonds.com
15th Floor – 1040 West Georgia Street, Vancouver, BC Canada V6E 4H1 Tel: +604 684 6365 Fax: +604 684 8092
Level 0, Wilds view, Isle of Houghton. Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg, 2198
PO Box 3011 Houghton, South Africa, 2041 Tel: +27 (0)11 4840 830 Fax: +27 (0)11 481 7247	TSX: RDI OTCBB: RDIAF JSE: RDI

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.

Company Registration No.: 2007/031582/10	www.rockwelldiamonds.com
15th Floor – 1040 West Georgia Street, Vancouver, BC Canada V6E 4H1 Tel: +604 684 6365 Fax: +604 684 8092
Level 0, Wilds view, Isle of Houghton. Cnr. Carse O’Gowrie & Boundary Rd, Houghton Estate, Johannesburg, 2198
PO Box 3011 Houghton, South Africa, 2041 Tel: +27 (0)11 4840 830 Fax: +27 (0)11 481 7247	TSX: RDI OTCBB: RDIAF JSE: RDI